UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Cidade de Deus, Osasco, SP, March 11, 2024

To

B3 S.A. - Brasil, Bolsa, Balcão

CVM – Brazilian Securities and Exchange Commission

Dear Sirs,

Banco Bradesco S.A. informs that all matters discussed at the Annual and Special Shareholders´ Meetings held, cumulatively, on this date, at 4:00 p.m., were approved, as follows:

At the Special Shareholders´ Meeting

1.	the “Merger Protocol and Justification Agreement”, signed between this Company and BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários (BRAM), including its Attachments (Equity Valuation Reports and respective balance sheets of the Company and BRAM);

2.	the ratification of the appointment of KPMG Auditores Independentes (“KPMG”) to prepare the Equity Valuation Report at the book value of BRAM, on the base date of 12.31.2023;

3.	the merger of BRAM by this Company, in compliance with Article 227 of Law No. 6,404/76, observing the terms and conditions contained in the Merger Protocol and Justification Agreement;

4.	proposals of amendments of the Bylaws, aiming to:

•	include a Sole Paragraph in Article 5, as a consequence of the abovementioned proposed merger, in order to express that the activities currently carried out by BRAM will continue to be carried out in a separate way from the other activities of the Company;

•	include Paragraph 3 to Article 6 to provide the increase possibility of the capital stock by means of Board of Directors´ Resolution regardless of statutory amendment (Authorized Capital), until the capital stock of the Company reaches the limit of 17,200,000,000 of common and/or preferred shares, without keeping a proportion among the shares of each type, observing the maximum limit defined by law, in the case of preferred shares, with the consequent renumbering of the subsequent Paragraphs;

•	change Paragraph 4 of Article 7 to explain that the age limit exemption contained in item “i” will only apply to the Chairman of the Board of Directors with a term of office at the Annual Shareholders´ Meeting held in 2023;

•	amend Paragraph 2 of Article 8, adapting the wording to the current practices of the Board of Directors´ meetings;

•	amend letter “f” of Article 9, adapting the wording for contemplate the renumbering of Paragraph 6 of Article 6 which will become Paragraph 7;

•	amend letter “i” of Article 9, excluding the need to submit a proposal to the Shareholders´ Meeting for increase the capital stock issuing new shares, due to the provision for Authorized Capital;

•	include letter “j” in Article 9 to provide, as a responsibility of the Board of Directors, the resolution of the capital stock increase within the proposed limit of Authorized Capital, renumbering the subsequent items;

•	exclude item “m” from Article 9, which deals with the use of funds from tax incentives, adapting the Bylaws to the effective useful of the devices in practice;

•	include letter “t” in Article 9 to assign as a responsibility of the Board of Directors, the resolution on transactions with related parties, in compliance with the applicable legislation and the criteria provided in internal policies and standards;

•	amend the head of Article 11, changing the number of ordinary meetings of the Board of Directors;

•	amend the head of Article 12, due to the reduction of the minimum and maximum number of the members in the Board of Executive Officers and the renaming of the positions;

•	amend Paragraph 1 of Article 12, improving the wording and adapting the cross-referencing of statutory provisions, resulting from the proposal to exclude Articles 18 and 19;

•	exclude Paragraph 2 from Article 12, due to the exclusion of Articles 18 and 19;

•	include a new Paragraph 2 in Article 12, in order to define the positions that will compose the Board of Executive Officers, due to the amendments in the head of Article 12;

•	amend the head of Article 13, adapting the wording due to the exclusion of Paragraph 4 of this Article;

•	exclude Paragraph 4 of Article 13, giving more flexibility to the Company representation;

•	amend items “b” and “c” and exclude items “d” and “e” of Article 14, renumbering the subsequent items, which deals with the attributions of the Board of Executive Officers due to the new name of the positions, proposed in the head of Article 12;

•	amend Article 15, changing the frequency of the ordinary meetings of the Board of Executive Officers;

•	exclude Articles 18 and 19, in order to flexible the move up or hiring of professionals for the Executive Board positions and renumbering the subsequent Articles;

•	amend Article 21 and its respective Paragraphs, which deal with the Company´s Audit Committee, renumbering it to Article 19 and adapting them to the provisions of CMN Resolution No. 4,910/21;

•	amend Paragraph 6 of Article 23 (renumbered to Article 21), improving its wording.

At the Annual Shareholders´ Meeting

1.	the management accounts and the Financial Statements related to the fiscal year ended on December 31, 2023;

2.	the allocation of the net income of the fiscal year 2023, in the amount of R$15,121,801,272.53, as follows: R$756,090,063.63 for the "Profit Reserves - Legal Reserve" account”; R$3,054,907,419.32 for the "Profit Reserves - Statutory" account”; and R$11,310,803,789.58 for payment of interest on shareholders´ equity, of which R$ 6,312,803,789.58 were fully paid and R$ 4,998,000,000.00 will be paid on 6.28.2024, reaffirming that a new distribution of interest on equity/dividends for 2023 has not been proposed to the Shareholders’ Meeting;

3.	the establishment of eleven (11) members to compose the Board of Directors for a two-year term of office, until the 2026 Annual Shareholders´ Meeting;

4.	the reelection of the current members of the Board of Directors, which are:

•	Luiz Carlos Trabuco Cappi - Member
•	Alexandre da Silva Glüher - Member
•	Denise Aguiar Alvarez - Member
•	Milton Matsumoto - Member
•	Maurício Machado de Minas - Member
•	Rubens Aguiar Alvarez - Member
•	Octavio de Lazari Junior - Member
•	Samuel Monteiro dos Santos Junior - Independent Member
•	Walter Luis Bernardes Albertoni - Independent Member
•	Paulo Roberto Simões da Cunha - Independent Member
•	Denise Pauli Pavarina - Independent Member

5.	The election of the Fiscal Council´s members, for a one-year term of office, until the Annual Shareholders´ Meeting to be held in 2025, as follows;

a)	by appointment of minority preferred shareholders, as an effective member, Ava Cohn, and José Luis Elias, as alternate member;

b)	by appointment of minority common shareholders, as an effective member, Mônica Pires da Silva, and Ludmila de Melo Souza, as alternate member;

c)	by appointment of controlling shareholders, as effective members, José Maria Soares Nunes, Vicente Carmo Santo and Joaquim Caxias Romão; and as alternate members, Frederico William Wolf, Luiz Eduardo Nobre Borges and Artur Padula Omuro.

6.	The setting of up to R$793,101,808.00 for overall management compensation and Pension Plan, for the 2024 fiscal year, of which: (i) up to R$413,101,808.00, as fixed and variable remuneration; and (ii) up to R$380,000,000.00 to fund the Pension Plan; and

7.	The setting of the monthly compensation, to the members of the Fiscal Council, for the 2024 fiscal year, in the amount of R$ 20,000.00 for each effective member and R$ 5,000.00 for each alternate member.

At last, Banco Bradesco S.A. clarifies that the merger of BRAM, the statutory amendments, as well as the election of the Board of Directors and Fiscal Council members, herein approved, only will be in force and will be effective after the due approvals of the relevant bodies.

Banco Bradesco S.A.

Carlos Wagner Firetti

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 11, 2024

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.